United States securities and exchange commission logo





                              March 22, 2021

       Eli Kalif
       Executive Vice President, Chief Financial Officer
       Teva Pharmaceutical Industries Ltd
       5 Basel Street
       Petach Tikva
       Israel, 4951033

                                                        Re: Teva Pharmaceutical
Industries Ltd
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed on February
10, 2021
                                                            File No. 001-16174

       Dear Mr. Kalif:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to the Consolidated Financial Statements
       Note 12- Commitments and contingencies
       b. Contingencies
       Intellectual Property Litigation, page 133

   1. You state that you may elect to market a generic version even though litigation is still pending and you could
face substantial liability for patent infringement which could be material to your
results of operations and cash flows in a given period. You also state that the general rule is
that the patentee may be compensated by no less than a reasonable royalty which is
calculated based on the sales of your product. Please tell us your consideration of
disclosing the amount of sales of products for each period marketed prior to settlement of patent
infringement litigation.
 Eli Kalif
Teva Pharmaceutical Industries Ltd
March 22, 2021
Page 2
Note 19-Segments, page 158

2. Your segment presentation is based on geographic regions which include multiple countries. Please confirm that you will separately disclose in future filings revenue from external customers attributed to your country of domicile and revenues attributed to an individual foreign country that are material. Include the basis for attributing revenues to the individual countries. Refer to ASC 280-10-50-41. In addition, your disclosure of segment revenues by major products and activities on pages 160 and 161 includes a separate line item for Generic products, which is significant to the total revenues. Please confirm that there are no individual generic products that are significant to total revenues that may require separate disclosure pursuant to ASC 280-10-50-40. Form 8-K filed February 10, 2021

Exhibit 99.1
2020 Annual Consolidated Results, page 3

3. You disclose in your earnings release EBITDA, Adjusted EBITDA, Non-GAAP operating income, Non-GAAP gross profit, Non-GAAP gross profit margin, and basic and diluted
         Non-GAAP EPS. Please confirm that for each Non-GAAP measure that is presented in future filings, including your earnings release and periodic reports, you will include a reconciliation from the most directly comparable GAAP number to the non-GAAP measure pursuant to Item 10(e)(1)(i) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameEli Kalif                                     Sincerely,
Comapany NameTeva Pharmaceutical Industries Ltd
                                                                Division of
Corporation Finance
March 22, 2021 Page 2                                           Office of Life
Sciences
FirstName LastName